NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS JULY DISTRIBUTION, REINSTATES DRIP AND ADVISES OF ERCB NOTICE OF HEARING

Calgary, Alberta – July 22, 2009 - Paramount Energy Trust (“PET” or the “Trust”) is pleased to confirm that its distribution to be paid on August 17, 2009 in respect of income received by PET for the month of July 2009, for Unitholders of record on July 31, 2009, will be $0.05 per Trust Unit.  The ex-distribution date is July 29, 2009.  The July distribution brings cumulative distributions paid since the inception of the Trust to $13.514 per Trust Unit.

Production Curtailments

With the significant downturn in natural gas prices, PET has undertaken a detailed analysis of the economic attributes of all of its properties in order to identify opportunities to preserve value through voluntary production curtailments. In certain cases properties are generating minimal cash flows and there is an expected gain in present value through the deferral of production until prices stabilize. Production deferral has the additional benefit of preserving reserves and the related lending value under the Trust’s bank credit facility. Not all properties are suitable candidates for temporary shut-in due to operational considerations, amount of fixed operating costs, processing, joint venture and transportation arrangements. The Trust currently has or will soon have approximately 35 MMcf/d of production temporarily shut-in. PET will continue to monitor market conditions but assuming that the shut-in persists through October the Trust’s estimate of 2009 average production would be reduced to approximately 160 MMcf/d including Profound Energy Inc. production volumes from July 1, 2009.

Hedging Update

Natural gas prices continue to be highly volatile.  PET has in place significant gas price risk management transactions which have effectively eliminated any material variation in cash flow with variations in natural gas pricing of up to $2.00 per GJ for the remainder of 2009.  PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to mitigate risk.  Financial and physical forward sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO and NYMEX trading hubs as at July 21, 2009 are as follows:

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Forecast Production(3)	Price ($/GJ)(1)	Current Forward Price ($/GJ)(2)	Term
Financial	112,500		4.17		August – October 2009
Period Total	112,500	59	4.17	3.21	August – October 2009
Financial	110,000		7.89		November 2009 – March 2010
Period Total	110,000	58	7.89	4.93	November 2009 – March 2010
Financial	107,500		7.24		April – October 2010
Period Total	107,500	57	7.24	5.77	April – October 2010
Physical	10,000		7.75		November 2010 – March 2011
Financial	107,500		7.78		November 2010 – March 2011
Period Total	117,500	62	7.77	6.33	November 2010 – March 2011
Financial	32,500		6.47
Period Total	32,500	17	6.47	6.64	April – October 2011

The Trust also has fixed price sales contracts at the NYMEX trading hub for the month of September totaling 15,000 MMBTU/d at an average price of $3.71 per MMBTU, contracts at the AECO trading hub for the month of September totaling 12,500 GJ/d at an average price of $3.81 per GJ and contracts at the AECO trading hub for the month of October totaling 20,000 GJ/d at an average price of $3.73 per GJ.

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Forecast Production(3)	Strike Price ($/GJ)(1)	Current Forward Price ($/GJ)(2)	Term
Sold Call	5,000	3	8.50	5.63	November 2009 – March 2010
Sold Call	20,000	11	7.25	6.00	January-December 2010
Sold Call	5,000	3	7.75	5.84	April – October 2010
Sold Call	12,500	6	9.00	7.00	November 2010 – March 2011

(1)

Weighted average prices are calculated by netting the volumes of the lowest-priced financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the remaining financial and physical contracts.

(2)

Average AECO forward price for August through December 2009 as at July 21, 2009 is $3.74 per GJ.

(3)

Calculated using 190,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes and Profound Energy Inc. production volumes from July 1, 2009.

At current AECO forward prices of $3.74 per GJ for the remainder of 2009, the Trust’s current monthly distribution level and capital expenditure program can be funded completely through funds flow. Incorporating PET's current hedging portfolio and forward natural gas prices into the Trust's production, adjusted for the production curtailments described above, operations and funds flow projections, the current level of distribution represents a payout ratio of approximately 39 percent for 2009.  PET reviews distributions on a monthly basis.  The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment.  PET reviews distributions on a monthly basis.  Future distributions are subject to change as dictated by commodity price markets, operations and future business development opportunities.

DRIP Participation

The Trust also advises that it is reinstating the availability of Trust Units under its Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP”) for the July 2009 distribution and until further notice.  Unitholders that were enrolled in the DRIP at suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP.  The DRIP provides for the reinvestment of monthly cash distributions to acquire additional Trust Units at 94 percent of the Treasury Purchase Price, which is defined as the daily volume weighted average trading prices of the Units for the 10 trading days immediately preceding a distribution payment date.  As well, it contains a provision for the purchase of additional Trust Units with Optional Cash Payments of up to $100,000 per Participant per year to acquire additional Trust Units at the same six percent discount to the Treasury Purchase Price.  Of further note, no additional commissions, service or brokerage fees will be charged to the Unitholder for these transactions.

PET has determined that Unitholders who are U.S. Persons as defined in the DRIP may participate in the distribution reinvestment component of the DRIP, but U.S. Persons are not eligible to make Optional Cash Payments under the DRIP. Unitholders who are residents of any other jurisdiction outside of Canada (other than the United States) may participate fully in the DRIP if permitted by laws of the jurisdiction in which they reside, subject to any limitations or restrictions under the DRIP.

At the same time as affording eligible Unitholders the opportunity to purchase PET Units at a discount to market, the DRIP establishes an efficient, convenient and cost-effective way for PET to issue additional equity to its existing Unitholders to finance value-adding activities.

The full text of the DRIP, a Frequently Asked Questions document and the Distribution Reinvestment Authorization an Optional Cash Payment Forms are available on PET’s website at www.paramountenergy.com/Investor Relations/DRIP or by contacting PET’s Investor Relations department directly at the numbers indicated below.

Notice of ERCB Hearing

PET further advises that it today received notice that the Energy Resources Conservation Board (“ERCB”) will conduct written hearings of Applications Nos. 1613543 and 1616123 (the “Applications”) from oil sands operators for the potential interim shut in of gas production from the Liege Wabiskaw O Pool of the Athabasca Oil Sands Area of northeast Alberta. The subject applications could result in the shut in of approximately 8.8 MMcf/d of the Trust’s natural gas production in the Legend area.

The ERCB has established the following deadlines for this hearing:

July 27, 2009

For submissions of any additional information by the applicants and those supporting the interim shut in of gas

August 24, 2009

For reply submissions from interveners

August 31, 2009

For response by the applicants and those supporting the shut in of gas

PET plans to file a submission as an intervener with respect to the Applications.

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the then Alberta Energy Utilities Board as a result of certain bitumen conservation decisions. PET expects that such royalty reductions would apply to any gas production shut in pursuant to the Applications.

The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x [(deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ)]

Through this formula the deemed production volume is the average daily raw gas production based on the three production months prior to shut in; operating costs are effectively deemed to be $0.40 per Mcf; royalties are deemed to be 20 percent; the deemed production is assigned the Alberta Gas Reference Price, which includes a transportation component; and the entire formula is assigned a 50 percent reduction factor. At current natural gas prices, and assuming a royalty reduction in the manner described above, PET calculates that any potential shut in as a result of the Applications will not have a material impact on the future funds flow of the Trust.

PET to Challenge the Application of ARC Funds for Securities Commission Orders

PET has reviewed the application made on behalf of ARC Energy Venture Fund 4 and ARC Energy Fund 5 (collectively, the "ARC Funds") with the Alberta Securities Commission ("ASC") and the Ontario Securities Commission (the "OSC") challenging certain matters relating to the offer dated April 24, 2009 (the "Offer") of PET's indirect wholly-owned subsidiary, 1463072 Alberta Ltd. ("1463072"), for all of the issued and outstanding common shares of Profound Energy Inc. ("Profound"), the proposed amalgamation of 1463072 and Profound scheduled to be considered at a special meeting of Profound shareholders on August 13, 2009 and Profound's private placement of special warrants (the "Special Warrants") to PET to acquire common shares of Profound, which Special Warrants were converted into Profound common shares on June 30, 2009.

The ARC Funds have sought orders from the ASC and the OSC generally seeking to (i) prohibit PET from voting the Profound common shares acquired pursuant to the Offer in favour of the proposed amalgamation of 1463072 and Profound or any other second stage transaction, (ii) cease trade PET from acquiring any additional Profound common shares as part of any second stage transaction, (iii) cease trade the Special Warrants effective June 29, 2009, and (iv) stay the holding of any meeting of Profound shareholders or the implementation of any resolution passed at any meeting pending final disposition of the matters concerning the application.

In respect of the Offer and the private placement of Special Warrants, PET notes that:

•

Significant Premium - The Offer provided holders of Profound common shares with a significant premium equal to approximately 100% of the market price of Profound common shares on the date prior to the announcement of the Offer.

•

Profound Board Support - The board of directors of Profound, after consultation with its legal and financial advisors, determined that the Offer was in the best interests of Profound and the shareholders of Profound, approved the Offer and recommended that shareholders accept the Offer and tender their Profound common shares to the Offer.  The approval of the Offer and the private placement of Special Warrants was the result of a rigorous process undertaken by Profound involving the formation of a special committee of independent directors, numerous formal and informal meetings, presentations and reports from various interested parties and a market canvass.

•

Fairness Opinion – The independent financial advisor of the board of directors of Profound provided the board of directors of Profound with a written fairness opinion stating that the consideration to be received by Profound shareholders pursuant to the Offer was fair, from a financial point of view, to Profound shareholders.

•

Acceptance by Profound Shareholders – The Offer was ultimately accepted by holders of approximately 61% of Profound's common shares, including Profound common shares acquired by PET through market purchases as contemplated by the Offer but excluding any shares related to the issuance of the Special Warrants, being approximately 87% of Profound common shares other than Profound common shares held by the ARC Funds.

•

Need for a Private Placement –  At the time of the completion of the private placement of Special Warrants, Profound was in need of financing as its credit facility was under review and Profound had been advised by its bankers that absent the PET Offer Profound's reserves may have only supported a borrowing line at a level below Profound's then outstanding indebtedness.  The private placement of Special Warrants by Profound to PET was priced at a 15% premium to the market price of Profound's common shares at the time it was conducted and provided protection for Profound and its shareholders by requiring that the Special Warrants be exercised and the proceeds of the private placement paid to Profound should the Offer fail.

•

Regulatory Approval – The private placement of Special Warrants was accepted by the Toronto Stock Exchange in April 2009 following its consideration of extensive submissions by the ARC Funds, Profound and PET.

PET is of the view that the private placement of Special Warrants and the Offer were properly undertaken and in the best interests of Profound and its shareholders. PET will be challenging the application of the ARC Funds before the ASC and the OSC and will be filing a response in respect of such application with the ASC and the OSC in due course.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations  may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, production shut ins, changes to the proposed royalty regime prior to implementation and thereafter, decisions of regulatory bodies, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the forgoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor